SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)

                           MARLTON TECHNOLOGIES, INC.
                           --------------------------
                              (Name of the Issuer)

                           MARLTON TECHNOLOGIES, INC.
                           --------------------------
                       (Name of Persons Filing Statement)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    571263102
                           --------------------------
                      (CUSIP Number of Class of Securities)

             Alan I. Goldberg, Esq.                Robert B. Murphy, Esq.
             Marlton Technologies, Inc.            Pepper Hamilton LLP
             2828 Charter Road                     600 Fourteenth Street, N.W.
             Philadelphia, PA 19154                Washington, D.C. 20005-2004
             (215) 676 - 6900                      (202) 220-1200
             -------------------------------------------------------------------
                (Name, Address and Telephone Number of Person(s)
                Authorized to Receive Notices and Communications
                     on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [x]

                            Calculation of Filing Fee
        -------------------------------------------------------------------
                    $1,562,500                           $183.91

              Transaction Valuation*              Amount of Filing Fee

        -------------------------------------------------------------------

---------------------

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11, equals 1/50 of one percent of the value of the securities to be purchased.

[x] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $183.91

Form or Registration No.:  Schedule 14A

Filing Party:  Marlton Technologies, Inc.

Date Filed:  September 28, 2005

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

                                  INTRODUCTION

                  This Final Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Final Amendment") is filed by Marlton Technologies, Inc., a Pennsylvania Corporation ("Marlton" or the "Company"), and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended by Amendment No. 4 thereto (as so amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Final Amendment, the "Schedule"), filed on September 28, 2005, September 30, 2005, October 27, 2005, November 15, 2005 and November 17, 2005, respectively, with the Securities and Exchange Commission (the "SEC"). The Schedule relates to a proposal to the Company's shareholders to approve a 1 for 5,000 reverse stock split of the outstanding shares of the Company's Common Stock.

                  At a Special Meeting of the Shareholders of Marlton (the "Special Meeting") on December 19, 2005, the shareholders approved a proposal to amend Marlton's Articles of Incorporation and effect the 1 for 5,000 reverse stock split. As of the close of business on Tuesday, December 20, 2005, shareholders owning less than 5,000 pre-split shares will be paid $1.25 in cash in exchange for their shares. Shareholders owning more than 5,000 pre-split shares will remain as shareholders of Marlton after the reverse stock split, but will receive $1.25 in cash in exchange for any pre-split shares that would otherwise become fractional shares as a result of the reverse stock split. Marlton filed Articles of Amendment with the Pennsylvania Secretary of State on December 19, 2005 to effect the reverse stock split. The Articles will take effect at the close of business on December 20, 2005.

                  The reverse stock split reduced the number of Marlton's shareholders to below 300. Accordingly, Marlton will file a Form 15 with the SEC to terminate the registration of the Common Stock and suspend the Company's reporting obligations with the SEC.

                                    SIGNATURE

                  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2005

                                            MARLTON TECHNOLOGIES, INC.



                                            By: /s/ Jeffrey K. Harrow
                                                -------------------------------
                                                 Jeffrey K. Harrow
                                                 Chairman